NO ACT

P.E.
03/15/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2016

Received SEC
MAR 16 2016
Washington, DC 20549

Kimberly K. Rubel
Drinker Biddle & Reath LLP
kimberly.rubel@dbr.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-16-16

Re: Perrigo Company plc
Incoming letter dated March 15, 2016

Dear Ms. Rubel:

This is in response to your letter dated March 15, 2016 concerning the shareholder proposals submitted to Perrigo by Dennis Breuel. On March 14, 2016, we issued our response expressing our informal view that Perrigo could not exclude the proposals from its proxy materials for its upcoming annual meeting under rule 14a-8(e)(2). You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position under rule 14a-8(e)(2).

You also have asked us to concur that the proposals are excludable under alternative bases for omission.

There appears to be some basis for your view that Perrigo may exclude Proposal One under rule 14a-8(i)(7), as relating to Perrigo's ordinary business operations. In this regard, we note that Proposal One relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if Perrigo omits Proposal One from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Perrigo relies.

We are unable to conclude that Perrigo has met its burden of establishing that it may exclude Proposal Two under rule 14a-8(i)(6). Accordingly, we do not believe that Perrigo may omit Proposal Two from its proxy materials in reliance on rule 14a-8(i)(6).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel


16004330

cc: Dennis Breuel

*** FISMA & OMB Memorandum M-07-16 ***

DrinkerBiddle&Reath LLP

Kimberly K. Rubel
312-569-1133 Direct
312-569-3133 Fax
kimberly.rubel@dbr.com

Law Offices
191 N. Wacker Drive
Suite 3700
Chicago, IL
60606-1698

(312) 569-1000
(312) 569-3000 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

March 15, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549
(via e-mail: shareholderproposals@sec.gov)

Re: Perrigo Company plc
Commission File No. 001-36353

Ladies and Gentlemen:

On March 3, 2016, Perrigo Company plc (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its Annual Meeting of Shareholders to be held on April 26, 2016 (collectively, its "2016 Proxy Materials") two shareholder proposals and statements in support thereof (the "Proposals") received from Mr. Dennis Breuel (the "Proponent").

The No-Action Request expressed the Company's belief that the Proposals could be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(e)(2) because they were not submitted on a timely basis. On March 15, 2016, the Staff indicated to the Company that it was unable to concur in the Company's view that the Proposal could be excluded under Rule 14a-8(e)(2).

We hereby respectfully request that the Staff concur in the Company's view that the Proposals may be excluded from its 2016 Proxy Materials for the reasons set forth below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") and Rule 14a-8(j), this letter and its exhibit are being delivered to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company is concurrently sending a copy of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D require shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff regarding their proposals. For that reason, by copy of this letter to the Proponent, we are informing him that, if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, he should send a copy of that correspondence at the same time to the Company pursuant to Rule 14a-8(k) and SLB 14D.

Established 1849

THE PROPOSALS

The Proposals were submitted by letter dated February 18, 2016 and addressed to the Company's principal executive offices in Dublin, Ireland. That letter was postmarked February 20, 2016 and received by the Company on February 25, 2016.

The Proposals state:

"Resolved that shareholders recommend that Perrigo not issue any stock options for less than $250 per share." (referred to herein as "Proposal One")

"Resolved that shareholders recommend that Perrigo void any stock options issued to management in 2014 and 2015 for not providing shareholder value to the shareholders." (referred to herein as "Proposal Two")

A copy of the letter containing the Proposals and the related supporting statements is included in Exhibit A.

BASIS FOR EXCLUSION

I. Proposal One

A. Proposal One may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations.

Proposal One seeks to impose a minimum exercise price on all options issued by the Company. Proposal One thus seeks to interfere with Company's day-to-day operations and general compensation policy. Significantly, Proposal One is not limited to awards to executive officers; rather, it would apply equally to all Perrigo employees, as well as any other persons eligible to receive stock options.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff has consistently concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(7) when the proposals relate to general employee compensation rather than compensation of senior executive officers and directors. *Staff Legal Bulletin No. 14A* (Jul. 12, 2002) ("SLB 14A"). For example, in *Ford Motor Co.* (avail. Jan. 9, 2008), the proposal requested that the company stop awarding all stock options. The proposal did not limit the scope of the prohibition to senior executive officers and directors, but instead sought to apply the ban to all company employees. Accordingly, the Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Ford's ordinary business operations (*i.e.*, general compensation matters)." *See, also, ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring with the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); and *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring with the exclusion of a proposal requesting that the board adopt a new policy on equity compensation and cancel an existing equity compensation plan that potentially affected the general company workforce).

The Company routinely awards stock options to Company employees pursuant to a shareholder-approved incentive plan and discloses the awards as required in its periodic reports. The exercise price of each option is not less than fair market value at the grant date. Proposal One purports to impose a minimum exercise price of $250 per share for all stock option awards to all employees, and not just stock option grants to Company executives. Like the shareholder proposal in *Ford Motor Co.*, Proposal One clearly is not limited to stock option awards that may be made to senior executive officers and directors. Instead, Proposal One would apply to all Company employees and all awards under the incentive plan, which clearly relates to the Company's general employee compensation. For this reason, the Company believes that Proposal One may properly be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

We further request that the Staff follow its long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. This policy was affirmed in *Staff Legal Bulletin No. 14* (July 13, 2001), where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation." Proposal One clearly mandates a minimum price for all stock options regardless of whether such compensation is awarded to senior executives or employees in general.

B. Proposal One may be excluded pursuant to Rule 14a-8(i)(3) because the supporting statement is materially false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are false or misleading. *See, e.g., General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution ... to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (avail. Mar. 1, 2005) (concurring in the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable).

In this instance, the supporting statement for Proposal One is materially misleading and is predicated on a fundamentally false premise. Proposal One states that "[a]n offer was made to purchase the company at $250 per share." That is not correct. On April 29, 2015, Mylan N.V. ("Mylan") offered to acquire the Company for a combination of cash and Mylan stock. Mylan's offer of $75 in cash and 2.3 shares of its stock for each share of the Company's stock was highly dependent on the trading price of Mylan shares, which was subject to fluctuation. Indeed, by November 12, 2015, the last trading day before the expiration of the tender offer period, Mylan's shares had dropped substantially, and the value of Mylan's bid had fallen to $174.36 per share. Importantly, Mylan never made an all cash offer and never guaranteed that its offer of cash and stock would be worth $250 per share – or any minimum price for that matter. Accordingly, Proposal One is materially misleading and therefore excludable under Rule 14a-8(i)(3).

II. Proposal Two

Proposal Two may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Proposal Two asks the Company to unilaterally cancel outstanding options issued to members of the management team. The Company does not have the power to do that.

Rule 14a-8(i)(6) permits the Company to exclude a proposal from its proxy materials if the Company would lack the power or authority to implement the proposal. The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded from proxy materials under Rule 14a-8(i)(6). See *Selective Insurance Group* (March 24, 2003); *The Gillette Company* (March 10, 2003); *NetCurrents, Inc*. (June 1, 2001); and *Sensar Corporation* (May 14, 2001).

The Company has entered into option award agreements with stock option grantees, which govern option grants made under the Company's 2013 Long-Term Incentive Plan, as amended, a copy of which is filed as Annex J to the Company's Registration Statement on Form S-4/A filed with the Commission on October 8, 2013 (the "Plan"). Pursuant to Section 15 of the Plan, the Company may not amend the terms of any award granted under the Plan in a way that that would impair the rights of the holder without such holder's consent. The implementation of Proposal Two would cause the Company to unilaterally cancel outstanding stock options, which, absent the consent of each affected holder, would be a violation of the terms of the Plan and a breach of each corresponding option award agreement. The Company does not have the power to lawfully implement Proposal Two. Accordingly, the Company may omit Proposal Two from its 2016 Proxy Materials.

III. Procedural Deficiencies

The Company believes that the above reasoning conclusively supports its view that the Proposals are properly excluded from its 2016 Proxy Materials. In furnishing this letter to the Staff, the Company also notes that there are numerous procedural failures surrounding the submission of the Proposals. The Proponent (i) included two proposals in his letter, thus failing to comply with Rule 14a-8(c), (ii) failed to prove ownership, thus failing to comply with Rule 14a-8(b), (iii) mailed the letter containing the Proposals on February 20, 2016, four days after the deadline for proposals, and (iv) transmitted the letter by overseas postal mail, rather than using an electronic or other, faster means of transmission, with the result being that the Proposals were actually received by the Company on February 25, 2016 (*i.e.*, nine days after the deadline, and just five business days before the Company filed its preliminary proxy statement). In the interest of time and the approach of its mailing date, the Company has determined not to address each procedural failure separately. However, the Company wishes to note that these procedural failures, to the extent they do not provide independent bases for exclusion, together weigh heavily into the facts and circumstances analysis of whether the Company had a reasonable time to evaluate the proposals prior to finalizing, printing and mailing the 2016 Proxy Materials. Accordingly, the Company respectfully requests that the Staff reconsider the position in its March 15, 2016, letter that it was unable to concur in the Company's view that the Proposals could be excluded under Rule 14a-8(e)(2).

WAIVER

In its March 15, 2016 response, the Staff granted the Company's request of a waiver of the 80-day requirement in Rule 14a-8(j)(1).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposals may be properly omitted from its 2016 Proxy Materials. The Company respectfully requests the Staff's concurrence with its decision to do so and further requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposals. Given that the filing and distribution of the 2016 Proxy Materials is imminent, the Company requests a response from the Staff as soon as practicable, and in any event prior to the proposed March 17, 2016, mailing date.

* * * * *

If you have questions or need additional information, please call me at (312) 569-1133 or Todd W. Kingma, the Company's Executive Vice President, General Counsel and Corporate Secretary, at (269) 673-8451. We would appreciate receiving the Staff's written response when it is available by e-mail at todd.kingma@perrigo.com, with a copy to kimberly.rubel@dbr.com.

Very truly yours,



Kimberly K. Rubel

Enclosure
cc: Todd W. Kingma (Perrigo Company plc)
Dennis Breuel (Proponent)

Exhibit A

The Proposals and Supporting Statements

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***



De

~~STATE OF NEW JERSEY~~
~~DEPARTMENT OF BANKING AND INSURANC~~
~~PO BOX 325~~



*** FISMA & OMB Memorandum M-07-16 ***


UNITED STATES
POSTAL SERVICE
1000





*** FISMA & OMB Memorandum M-07-16 ***

Perrigo Company
Treasury Building
Lower Grand Canal St


UNITED STATES
POSTAL SERVICE
PAR AVION
AIRMAIL

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]